FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period 2 September 2005 to 30 September 2005

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
FORM 6-K: TABLE OF CONTENTS
99.1	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons - JM Sunderland, 7 September 2005

99.2	Notification of Major Interest in Shares - Franklin Resources Inc, 12 September 2005

99.3	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons - JM Sunderland, 14 September 2005

99.4	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons - RJ Stack, 15 September 2005

99.5	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons - KG Hanna, 20 September 2005

99.6	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons - H Blanks, 20 September 2005

99.7	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons - MW Litobarski, 20 September 2005

FORM 6-K
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Cadbury Schweppes Public Limited Company

/s/ J M Mills
                                   (Registrant)

Signed:	J M Mills Director of Group Secretariat

Dated:	30 September 2005

Exhibit 99.1
CADBURY SCHWEPPES PLC
7 September 2005
For immediate release
Notification of Director’s share interests
Name of Director: JOHN MICHAEL SUNDERLAND
The Company was notified on 6 September 2005 of the following transactions:
Mr Sunderland disposed of 186,049 ordinary shares of 12.5 pence each in the Company on 6 September 2005, at a price of 567.90p per share. The nature of the transaction was the disposal of shares awarded under the Company’s Bonus Share Retention Plan on release of the shares from trust to the Director following his retirement as an employee of the Company on 24 August 2005.
Due to his retirement as an employee of the Company, on 24 August 2005 Mr Sunderland’s shares previously awarded under the Company’s Bonus Share Retention Plan and held in trust were pro-rated and reduced by 35,133 shares.
Following the above transactions, Mr Sunderland has a beneficial interest in 938,658 ordinary shares of 12.5p each in the Company.
Similarly, the total number of options over shares held by Mr Sunderland were pro-rated and reduced by 118,590 following his retirement on 24 August 2005.
Total options over ordinary shares of 12.5p each in the Company now held by Mr Sunderland is 1,384,527.
Name of contact for queries:
John Hudspith
Telephone: 020 7830 5179
Name and signature of authorised Company official responsible for making this notification:

H BLANKS
GROUP SECRETARY

Exhibit 99.2
NOTIFICATION OF MAJOR INTERESTS IN SHARES
All relevant boxes should be completed in block capital letters.

1.	Name of listed company			2.	Name of shareholder with a major interest
	CADBURY SCHWEPPES PLC				FRANKLIN RESOURCES, INC.

3.	Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
					CHASE NOMINEES LTD* THE BANK OF NEW YORK (NOMINEES) LTD STATE STREET NOMINEES LTD*		42,429,531 31,098,785 9,828,474
	NON-BENEFICIAL INTEREST				MELLON NOMINEES LTD*		8,837,182
					NORTRUST NOMINEES LTD*		3,293,874
					CEDE, NEW YORK		2,251,032
					ROY NOMINEES LTD		1,963,414
					BBHISL NOMINEES LTD*		1,318,570
					CITIBANK LTD		1,064,289
					HSBC GLOBAL CUSTODY NOMINEES LTD		947,748
					EUROCLEAR BRUXELLES		45,180

					*MULTIPLE ACCOUNT DESIGNATIONS

5.	Number of shares/amount of stock acquired N/A	6.	Percentage of issued class N/A	7.	Number of shares/amount of stock disposed N/A	8.	Percentage of issued class N/A

9.	Class of security			10.	Date of transaction	11.	Date listed company
	ORDINARY SHARES OF 12.5P EACH				N/A		informed 12 SEPTEMBER 2005

12.	Total holding following this notification 103,078,079			13.	Total percentage holding of issued class following this notification
					4.95%

14.	Any additional information			15.	Name of contact and telephone number for queries
					JOHN HUDSPITH
					020 7830 5179

16.	Name and signature of duly authorised officer of the listed company responsible for making this notification

	R J STACK
	CHIEF HR OFFICER

Date of notification 12 SEPTEMBER 2005

Exhibit 99.3
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

			(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

			(iii) both (i) and (ii)

			(iii)

3.	Name of person discharging managerial responsibilities/director JOHN MICHAEL SUNDERLAND	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

			N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest[1] DIRECTOR’S OWN HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them		8	State the nature of the transaction EXERCISE OF EXECUTIVE SHARE OPTIONS AND DISPOSAL OF THE SHARES
	JOHN MICHAEL SUNDERLAND	580,173
	JEAN MARGARET SUNDERLAND	237,350
	JM SUNDERLAND, JM SUNDERLAND & DJ LEITCH A/CJMS1	52,000
	JM SUNDERLAND, JM SUNDERLAND & DJ LEITCH A/CJMS2	54,000
	TUDOR NOMINEES LTD	5,974
	BT GLOBENET NOMINEES LTD A/C10	3,972
	DOUGLAS DEAKIN YOUNG LTD	5,189

9.	Number of shares, debentures or financial instruments relating to shares acquired 181,410		10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed 181,410		12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction		14.	Date and place of transaction

	ACQUIRED: £3.515			13 SEPTEMBER 2005
	DISPOSED: £5.7091

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 938,658 (0.05%)		16.	Date issuer informed of transaction 13 SEPTEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant N/A		18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries J E HUDSPITH

			020- 7830 5179

25.

Name and signature of duly authorised officer of issuer responsible for making notification

K G HANNA
CHIEF FINANCIAL OFFICER

Date of notification 14 SEPTEMBER 2005

Exhibit 99.4
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

			(iii)

3.	Name of person discharging managerial responsibilities/director ROBERT JAMES STACK	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest[1] DIRECTOR’S OWN HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them		8	State the nature of the transaction EXERCISE OF EXECUTIVE SHARE OPTIONS AND DISPOSAL OF THE SHARES
	ROBERT JAMES STACK	497,135
	ROBERT JAMES STACK (ADRS)	33,497
	BANK OF NEW YORK NOMINEES LTD A/C 491846	234,093

9.	Number of shares, debentures or financial instruments relating to shares acquired 45,000		10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed 45,000		12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction		14.	Date and place of transaction

	ACQUIRED: £2.595			15 SEPTEMBER 2005
	DISPOSED: £5.784

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 764,725 (0.04%)		16.	Date issuer informed of transaction 15 SEPTEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant N/A		18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries J E HUDSPITH 020- 7830 5179

25.

Name and signature of duly authorised officer of issuer responsible for making notification

H BLANKS
GROUP SECRETARY

Date of notification 15 SEPTEMBER 2005

Exhibit 99.5
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

			(iii)

3.	Name of person discharging managerial responsibilities/director KENNETH GEORGE HANNA	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest[1] DIRECTOR’S OWN HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them		8	State the nature of the transaction ACQUISITION OF SHARES THROUGH PARTICIPATION IN THE COMPANY’S
	KENNETH GEORGE HANNA	250,000		ALL-EMPLOYEE SHARE INCENTIVE PLAN,
	BANK OF NEW YORK NOMINEES LTD A/C 491846	127,587		PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN
	HSDL NOMINEES LTD A/C SIP	456		RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired 23		10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A		12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.94		14.	Date and place of transaction 19 SEPTEMBER 2005

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 378,066		16.	Date issuer informed of transaction 19 SEPTEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant N/A		18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A		20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries J E HUDSPITH 020- 7830 5179

25.

Name and signature of duly authorised officer of issuer responsible for making notification

H BLANKS
GROUP SECRETARY

Date of notification 20 SEPTEMBER 2005

Exhibit 99.6
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

			(i)

3.	Name of person discharging managerial responsibilities/director HESTER BLANKS	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest[1] PERSON’S OWN HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them		8	State the nature of the transaction ACQUISITION OF SHARES THROUGH
	HESTER BLANKS	47,239		PARTICIPATION IN THE COMPANY’S
	ANDREW GABBUTT	24,607		ALL-EMPLOYEE SHARE INCENTIVE PLAN,
	BANK OF NEW YORK NOMINEES LTD A/C 491846	21,507		PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN
	HSDL NOMINEES LTD A/C SIP	1,239		RESPECT OF SHARE DEALINGS
	HSDL NOMINEES LTD A/C MAXI	795
	HALIFAX SC PEP	3,767

9.	Number of shares, debentures or financial instruments relating to shares acquired 23		10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A		12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.94		14.	Date and place of transaction 19 SEPTEMBER 2005

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 99,177		16.	Date issuer informed of transaction 19 SEPTEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant N/A		18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A		20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries J E HUDSPITH 020- 7830 5179

25.

Name and signature of duly authorised officer of issuer responsible for making notification

H BLANKS
GROUP SECRETARY

Date of notification 20 SEPTEMBER 2005

Exhibit 99.7
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

			(i)

3.	Name of person discharging managerial responsibilities/director MATTHEW WACLAW LITOBARSKI	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest[1] PERSON’S OWN HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them		8	State the nature of the transaction ACQUISITION OF SHARES THROUGH
	MATTHEW WACLAW LITOBARSKI	172,642		PARTICIPATION IN THE COMPANY’S
	BANK OF NEW YORK NOMINEES LTD A/C 491846	95,542		ALL-EMPLOYEE SHARE INCENTIVE PLAN, PURSUANT TO A CONTRACT DATED
	HSDL NOMINEES LTD A/C SIP	1,387		OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired 23		10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A		12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.94		14.	Date and place of transaction 19 SEPTEMBER 2005

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 269,594		16.	Date issuer informed of transaction 19 SEPTEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant N/A		18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A		20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries J E HUDSPITH 020- 7830 5179

25.

Name and signature of duly authorised officer of issuer responsible for making notification

H BLANKS
GROUP SECRETARY

Date of notification 20 SEPTEMBER 2005